OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OAO Technology Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67082B 10 5

(CUSIP Number)

Louis N. Mintz

c/o J.F. Lehman Company

450 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                       Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terrapin Partners Holding Company LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable.	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 8,925,214 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER 8,584,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,925,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John F. Lehman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable.	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 64,000 8. SHARED VOTING POWER 8,925,214 9. SOLE DISPOSITIVE POWER 64,000 10. SHARED DISPOSITIVE POWER 8,584,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,989,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Glickman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable.	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 10,000 8. SHARED VOTING POWER 8,925,214 9. SOLE DISPOSITIVE POWER 10,000 10. SHARED DISPOSITIVE POWER 8,584,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,935,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Louis N. Mintz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable.	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 15,000 8. SHARED VOTING POWER 8,925,214 9. SOLE DISPOSITIVE POWER 15,000 10. SHARED DISPOSITIVE POWER 8,584,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,940,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George A. Sawyer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable.	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 10,000 8. SHARED VOTING POWER 8,925,214 9. SOLE DISPOSITIVE POWER 10,000 10. SHARED DISPOSITIVE POWER 8,584,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,935,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%

14.	TYPE OF REPORTING PERSON IN

6

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 7 of 10 Pages

This Schedule 13D/A (“Amendment No. 4”) is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Terrapin Partners Holding Company LLC, a Delaware limited liability company, John F. Lehman, Donald Glickman, Louis N. Mintz and George A. Sawyer (together, the “Reporting Persons”). This Amendment No. 4 is being filed to amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2001 (the “Original 13D”), as previously amended by filings with the SEC on February 22, 2002 (“Amendment No. 1”), October 8, 2002 (“Amendment No. 2”) and August 12, 2003 (“Amendment No. 3”), with respect to the Common Stock, $0.01 per share (the “Common Stock”), of OAO Technology Solutions, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Original 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. Except as disclosed in this Amendment No. 4, the information contained in the Original 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, has not changed as of the date hereof. Items 3, 4 and 6 are hereby amended and restated as set forth below, and Items 5 and 7 are amended to the extent set forth below:

Item 3.    Source and Amount of Consideration.

Item 4.    Purpose of Transaction.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 13, 2003, the Issuer, Terrapin Partners Holding Company, LLC (“Holding Company”), Terrapin Partners Subsidiary, LLC (“Subsidiary”) and TP Merger Sub, Inc. (“MergerCo”), a wholly owned subsidiary of Subsidiary (collectively, “Terrapin”), commenced a tender offer in which the Issuer seeks to purchase all of its outstanding common stock, at a per share price of $3.15 in cash, pursuant to an Agreement and Plan of Merger, dated as of November 5, 2003 (the “Merger Agreement”), between the Issuer, Holding Company, Subsidiary and MergerCo (the “Offer”). Although the Offer will be made to all holders of Issuer’s common stock, Terrapin and its affiliates will not tender any shares in the tender offer.

If completed, the tender offer will be followed by a second-step merger in which the remaining holders of the Issuer’s common stock (other than Terrapin and its affiliates) will be entitled to receive the same consideration as is paid in the tender offer. If, after the tender offer is completed, Terrapin directly or indirectly holds at least 90% of the outstanding shares of common stock of the Issuer, a short-form merger of MergerCo into the Issuer will be promptly effected. If, after the tender offer is completed, Terrapin directly or indirectly holds less than 90% of the outstanding shares of common stock of the Issuer, a long-form merger of MergerCo into the Issuer will be effected, which would be approved by Terrapin pursuant to an action by written consent in lieu of a meeting of stockholders.

The tender offer is subject to customary conditions, including, without limitation, a nonwaivable condition that at least a majority of the shares held by the unaffiliated stockholders of the Issuer are tendered in the tender offer and the availability of financing.

Upon completion of the tender offer and second-step merger, the Issuer will de-register its common stock with the SEC, de-list its shares from the Nasdaq National Market and become a privately held company owned by Terrapin and its affiliates.

On November 13, 2003, the Issuer, Holding Company, Subsidiary and MergerCo filed with the SEC a combined Tender Offer Statement on Schedule TO and Statement on Schedule 13E-3 with respect to the Offer (as amended, the “Schedule TO/13E-3”). The information contained in “Special Factors-Purpose of the Offer,” “The Offer-Source and Amount of Funds” and “The Offer-Merger; Appraisal Rights; Rule 13e-3” in the Offer to Purchase, which is Exhibit (a)(1)(A) to the Schedule TO/13E-3, is incorporated by reference into this Schedule 13D/A.

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 8 of 10 Pages

Item 5.    Interest in Securities of the Issuer.

Item 5 is amended by replacing paragraph (a)(ii) with the following paragraph:

See Cover Page, Items 11 and 13. Dr. Lehman directly owns 10,000 shares of Common Stock. Dr. Lehman directly holds options to purchase 54,000 shares of Common Stock. Dr. Lehman does not directly own any shares of the Common Stock held by Subsidiary. 8,989,214 shares of Common Stock listed as beneficially owned by Dr. Lehman are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement (as defined in this Item 5 below). Dr. Lehman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which holds more than a majority of the outstanding units of Holding Company and (B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

Item 5 is further amended by replacing the sixth and final paragraph of subsection (a) with the following paragraph:

The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon 17,533,459 shares of Common Stock outstanding as of November 7, 2003, as represented by the Issuer to the Reporting Persons on November 7, 2003.

Item 5 is further amended by replacing paragraph (b)(ii) with the following paragraph:

See Cover Page Items 7 through 10. Dr. Lehman has the sole power to vote or dispose of 54,000 shares of Common Stock issuable upon the exercise of options and 10,000 shares of Common Stock owned directly. Dr. Lehman does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Dr. Lehman, 8,989,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in paragraph (a)(ii) above, Dr. Lehman may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

Item 5 is further amended by replacing paragraph (a)(iv) of the current response with the following paragraph:

See Cover Page, Items 11 and 13. Mr. Mintz directly holds options to purchase 15,000 shares of Common Stock. Mr. Mintz does not directly own any shares of the Common Stock held by Subsidiary. 8,925,214 of the shares of Common Stock listed as beneficially owned by Mr. Mintz are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Mintz may be deemed to control Holding Company and Subsidiary because he is a member of the management committee of Holding Company, which is the managing member of Subsidiary.

Item 5 is further amended by replacing paragraph (b)(iv) of the current response with the following paragraph:

See Cover Page Items 7 through 10. Mr. Mintz has the sole power to vote or dispose of the 15,000 shares of Common Stock underlying the options held by Mr. Mintz. Mr. Mintz does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. 8,925,214 shares of Common Stock listed as beneficially owned by Mr. Mintz are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. For the reasons stated in (a)(iv) immediately above, Mr. Mintz may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 9 of 10 Pages

Item 7.    Material to be Filed as Exhibits.

Agreement and Plan of Merger by and among OAO Technology Solutions, Inc., Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC and TP Merger Sub, Inc. dated as of November 5, 2003.*

*  Incorporated by reference to Exhibit (d)(1) to the Schedule TO/13E-3 filed with the SEC on November 13, 2003

SCHEDULE 13D/A

CUSIP No. 67082B 10 5                                                                                                                                           Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TERRAPIN PARTNERS HOLDING COMPANY LLC

By:	/S/ LOUIS N. MINTZ	November 13, 2003
Louis N. Mintz Authorized Person

	/S/ JOHN F. LEHMAN	November 13, 2003
John F. Lehman

	/S/ DONALD GLICKMAN	November 13, 2003
Donald Glickman

	/S/ GEORGE A. SAWYER	November 13, 2003
George A. Sawyer

	/S/ LOUIS N. MINTZ	November 13, 2003
Louis N. Mintz